Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of NXP Semiconductors N.V. dated March 21, 2022 and to incorporation by reference therein of our reports dated February 24, 2022, with respect to the consolidated financial statements of NXP Semiconductors N.V. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, and the effectiveness of internal control over financial reporting of NXP Semiconductors N.V. as of December 31, 2021, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Accountants LLP

Eindhoven, the Netherlands

March 21, 2022